RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2008

(Unaudited)

The Company’s auditor has not performed a review of these
 Interim Consolidated Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	September 30	December 31
	Unaudited	Audited
	2008 2007
Assets
Current assets
Cash and cash equivalents	$5,522,019	$14,791,309
Temporary investments (note 6)	12,675,741	15,082,513
Amounts receivable	252,065	1,708,000
Prepaid expenses and supplier advances (note 7)	140,992	43,498
	18,590,817	31,625,320

Investment in companies spun-off (note 8)	263,298	439,629
Equipment (note 9)	179,570	157,786
Other investments (note 10)	1,332,970	2,637,877
Mineral property costs (note 11) (schedule)	79,087,351	66,157,058
	$99,454,006	$101,017,670

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,557,062	$811,130
Corporate income tax payable	1,700	74,000
	1,558,762	885,130

Future Income Taxes	14,774,288	14,774,288
Shareholders’ equity
Share capital (note 12(a))	100,448,645	103,572,229
Contributed surplus (note 12(d))	3,931,687	3,082,261
Deficit	(20,506,444)	(21,845,844)
Accumulated other comprehensive income (note 13)	(752,932)	549,606
	83,120,956	85,358,252
	$99,454,006	$101,017,670
See accompanying notes to the consolidated financial statements

Commitments (Note 15)
Subsequent event (Note 17)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2008	2007	2008	2007
Expenses
Amortization	$17,290	$14,733	$51,357	$30,457
Consulting	14,998	14,083	59,256	68,687
Foreign exchange loss	89	34,486	5,736	61,733
General mineral exploration	69,877	30,216	153,619	61,888
Investor relations	127,077	77,495	437,361	291,795
Office	39,224	29,720	131,842	125,850
Part XII.6 tax on flow-through	18,000	-	169,000	-
Professional fees	42,304	85,783	136,620	323,241
Rent	24,377	11,893	57,307	40,253
Re-organization costs	-	-	-	64,691
Salaries	264,327	237,338	850,199	748,511
Stock-based compensation (note 12(b))	151,112	39,798	586,569	299,764
Transfer agent and regulatory filing fees	42,798	38,946	94,252	109,838
Travel and accommodation	33,132	62,299	109,117	105,816
Write-off of mineral property costs	-	-	-	10,864

Loss before other items	(844,605)	(676,790)	(2,842,235)	(2,343,388)
Interest and other income (loss)	161,382	218,638	517,434	648,211
Option and administration fees received in excess of property costs	299,279	124,389	526,691	143,100
Gain (loss) on sale of investments	(144,323)	(11,687)	(136,579)	38,209
Loss on equity investment	-	(13,713)	-	(75,938)
Current income tax expense	(1,560)	-	(1700)	-
Future income tax recovery (note 12(a)(4))	-	3,705	3,275,789	3,705

Net income (loss) for the period	(529,827)	(355,458)	1,339,400	(1,586,101)
Deficit, beginning of the period	(19,976,617)	(20,860,106)	(21,845,844)	(19,629,463)
Deficit, end of the period	$(20,506,444)	$(21,215,564)	$(20,506,444)	$(21,215,564)

Basic and diluted income (loss) per common share	$(0.00)	$(0.00)	$0.01	$(0.01)
Weighted average number of common shares outstanding	147,930,047	142,117,874	147,897,181	108,815,202
Fully diluted weighted average number of common shares outstanding*	147,930,047	142,117,874	149,544,265	108,815,202

*
The exercise of options and warrants, in the three months ended September 30, 2008 and the three and nine months ended September 30, 2007, would have been anti-dilutive and so have been excluded from the calculation of fully diluted common shares in those periods.

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2008	2007	2008	2007

Net income (loss) for the period	$(528,267)	$(355,458)	$1,340,960	$(1,586,101)

Other comprehensive income (loss) in the period
Fair value adjustment to financial instruments
Temporary investments	(7,268)	(25,392)	4,450	(43,215)
Investments in public company shares	(905,406)	1,561,434	(1,198,880)	1,288,298
Change in fair value of investment in spun-off companies	20,445	72,847	(108,109)	(557,983)
Other comprehensive income (loss) in the period	(892,229)	1,608,889	(1,302,539)	687,100
Comprehensive income (loss) for the period	(1,420,496)	1,253,431	38,421	(899,001)

Adjustment to accumulated other comprehensive income on adoption of new standard (note 3)	-	-	-	208,553
Accumulated comprehensive loss, beginning of the period	(19,837,321)	(21,573,342)	(21,296,238)	(19,629,463)
Accumulated comprehensive loss, end of the period	$(21,257,817)	$(21,319,911)	$(21,257,817)	$(20,319,911)

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2008	2007	2008	2007
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(529,827)	$(355,458)	$1,339,400	$(1,586,101)
Adjustment for items which do not involve cash:
Amortization	17,290	14,733	51,357	30,457
Stock-based compensation in administration	151,112	39,798	586,569	299,764
Write-off of mineral property costs	-	-	-	10,865
(Gain) loss on sale of investments	144,323	(813)	136,579	(38,209)
Loss on equity investment	-	13,713	-	75,938
Settlement gains and non-cash expenses	-	-	-	90,000
Interest and other income	78,928	-	139,959	-
Future income tax recovery	-	(3,705)	(3,275,789)	(3,705)
	(138,174)	(291,732)	(1,021,925)	(1,120,991)
Changes in non-cash working capital components:
Prepaid expenses	290,167	38,729	(97,494)	(33,142)
Amounts receivable	719,146	209,937	435,744	(400,313)
Accounts payable and accrued liabilities	330,854	(445,703)	(32,612)	532,541
Income taxes payable	1,560	(85,000)	(72,300)	(85,000)
	1,203,553	(573,769)	(788,587)	(1,106,905)
Investing Activities*
Temporary investments	1,377,444	9,952,328	2,411,222	(7,994,773)
Mineral property costs	(4,155,351)	(2,376,485)	(12,460,130)	(7,479,088)
Recovery of property costs incurred	(505,940)	920,733	1,382,510	2,025,943
Management and administration fees received	4,090	55,607	5,610	98,260
Purchase of investments and equipment	(1,044)	(43,803)	(73,141)	(92,833)
Proceeds on sales of investments	41,722	200,798	158,771	272,690
Proceeds on exercise of spin-off companies options/warrants	-	492,738	-	1,128,163
	(3,239,079)	9,201,916	(8,575,158)	(12,041,638)
Financing Activities*
Common shares issued and subscriptions received	90,199	949,279	97,599	17,323,660
Share issue costs	-	(1,562)	(3,144)	(331,424)
	90,199	947,717	94,455	16,992,236

Net cash used during the period	(1,945,327)	9,575,864	(9,269,290)	3,843,693
Cash and cash equivalents, beginning of the period	7,467,346	1,501,509	14,791,309	7,233,680
Cash and cash equivalents, end of the period	$5,522,019	$11,077,373	$5,522,019	$1,077,373

During the period the Company received $657,393(2007 – $452,000) in interest and paid $1678 (2007 - $730) in interest.  *Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 16.
See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2007	Gross Expenditures 2008	Write-off or Recovery 2008	Balance September 30 2008
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$3,726,540	$152,354	$-	$3,878,894
Exploration costs:
Geological and geochemical	1,831,786	168,991	-	2,000,777
Drilling	8,518,334	8,570,509	-	17,088,843
Geophysical	101,147	355,115	-	456,262
Travel and accommodation	208,505	61,579	-	270,084
Other	92,902	55,406	-	148,308
Underground Permitting	-	101,585	-	101,585
	14,479,214	9,465,539	-	23,944,753

Other Red Lake Properties
Acquisition and option payments	478,611	26,716	(21,149)	484,178
Exploration costs:
Geological and geochemical	1,281,886	105,579	(33,242)	1,354,223
Drilling	716,348	1,360,746	(280,635)	1,796,459
Geophysical	269,804	64,421	-	334,225
Travel and accommodation	101,166	20,935	(300)	121,801
Other	52,704	15,096	-	67,800
Administration fees (earned)	(642,220)	-	(4,278)	(646,498)
	2,258,299	1,593,493	(339,604)	3,512,188

McCuaig JV Project
Acquisition and option payments	125,890	-	-	125,890
Exploration costs:
Geological and geochemical	531,321	-	-	531,321
Drilling	2,274,060	28,318	(15,564)	2,286,814
Geophysical	27,425	-	-	27,425
Travel and accommodation	35,809	-	-	35,809
Other	2,000	6,000	-	8,000
Administration fees (earned)	(75,014)	-	(1,331)	(76,345)
	2,921,491	34,318	(16,895)	2,938,914

English Royalty Division
Acquisition and option payments	-	153,811	(153,811)
	-	153,811	(153,811)

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2007	Gross Expenditures 2008	Write-off or Recovery 2008	Balance September 30 2008

UNITED STATES OF AMERICA
ALASKA
Alaska Properties (McEwen Acquisition)
Acquisition and option payments	$37,200,284	$-	$-	$37,200,284
Exploration costs
Geological and geochemical	777,287	996,233	-	1,773,520
Drilling	1,800,184	540,014	-	2,340,198
Travel and accommodation	8,320	17,910	-	26,230
Other	423,960	6,245	-	430,205
	40,210,035	1,560,402	-	41,770,437

NEVADA
Nevada Properties (McEwen Acquisition)
Acquisition and option payments	6,176,343	1,139	-	6,177,482
Exploration costs
Geological and geochemical	79,449	134,233	-	213,682
Geophysics	31,809	496,401	-	528,210
Other	418	1,267	-	1,685
	6,288,019	633,040	-	6,921,059

Mineral Property Costs	$66,157,058	$13,440,603	$(510,310)	$79,087,351

Mineral Property Costs Written-off
The composition of the write-off figures by property classification is as follows:

	2007	2008
Other Red Lake Properties	$224,696	$-
Total costs written-off	224,696	-
Aggregate cost recoveries and administration fees received	3,342,060	510,310
Gross write-offs and recoveries	$3,566,756	$510,310

See accompanying notes to the consolidated financial statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2007.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2007.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  The investment in Constantine Metal Resources Ltd. was accounted for on the equity basis until July 2007 when it ceased to qualify as an equity accounted investment. All inter-company balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  (see note 4).

Financial Instruments - Disclosure and Presentation

Effective January 1, 2008, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

Comprehensive Income

Effective January 1, 2007, the Company adopted new CICA Handbook section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Commencing with the period ended March 31, 2007, statements of other comprehensive income were included with the financial statements. The statement of other comprehensive income lists unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.
3.	CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments

Effective January 1, 2007, the Company adopted new CICA Handbook section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company’s financial instruments and classifications are noted below.

Cash equivalents, temporary investments and shares receivable of companies other than Rubicon have been classified as available-for-sale. Commencing January 1, 2007, investments in public companies have been classified as available for sale and as such were revalued to market on January 1, 2007. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders’ equity.

The Company’s investments in Paragon options, as well as vested option liabilities have been categorized as held-for-trading and as such are recorded at fair value with changes being recorded in income.

As a result of these changes, on January 1, 2007, the Company recorded an increase in investments in public companies and accumulated other comprehensive income of $208,553.

The new standard does not apply to equity accounted investments and as such the Company’s investment in Constantine Metal Resources Ltd. was excluded from the above adjustment. This investment had a carrying value of $478,049 at January 1, 2007 and a fair value of $782,494. On July 10, 2007, the investment in Constantine ceased to qualify as an equity investment and its carrying value was adjusted to its fair value amount of $1,578,395.

New Canadian Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	CAPITALMANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital.  The Company’s policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally two years.  The Company accesses capital markets as necessary and may also acquire additional funds where advantageous circumstances arise.

4.	CAPITAL MANAGEMENT (continued)

Excess cash investments are restricted to banker’s acceptances of major Canadian banks or instruments of equivalent or better quality.

The Company currently has no externally imposed capital requirements.

5.	FINANCIAL INSTRUMENT RISKS

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalent and short-term investments amounting to $18.2 million at September 30, 2008, in Canadian bank accounts, GIC’s,  bankers acceptances of major Canadian banks and similar investment instruments.  As the Company’s policy is to limit investments to bankers acceptances of major Canadian banks or instruments of equivalent or better quality, the credit risk is considered by management to be negligible.  Nonetheless, due to current market uncertainties, subsequent to the period end, all investments were temporarily restricted to operating cash balances at major Canadian banks and government of Canada backed securities.

The Company’s credit risk exposure from amounts receivable at September 30, 2008, amounted to $252,065.  This balance includes amounts due from joint venture partners for exploration managed by the Company on the Company’s joint-ventured properties, in the amount of $52,434.  The Company has the right to request cash advances for all such work but where the partners are considered credit worthy, cash calls have not been requested. Amounts receivable at September 30, 2008, also includes GST receivable of $185,051 due from the Canadian government.

Liquidity Risk

The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

The Company’s only foreign exchange risk from financial instruments is its exposure to US Dollar exchange rate changes on accounts payable arising from US exploration expenditures in Alaska and Nevada.  Due to the short term nature of these liabilities, the risk is not considered material by management and no hedging is considered necessary.  A reasonably possible change in US exchange rates, during the period would have had no material effect on net income or other comprehensive income.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in discounted instruments with pre-determined fixed yields.  Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases.  Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 0.5%, on the September 30, 2008 balance of cash investments, over a three month period, would result in a change to net income of approximately $19,000.

5.	FINANCIAL INSTRUMENT RISKS (continued)

 Price Risk

The Company is exposed to price risk on its portfolio of junior mining company shares which include significant investments in shares received from the spin out of assets previously held by the Company.  Due to the volatility of this class of shares, the risk of value change is significant.  The Company’s policy to manage this risk is to liquidate sufficient shareholdings to cover cost outlays as soon as possible, market conditions permitting and thereafter liquidate the balance when market conditions are favourable.  Unrealized gains and losses are reported in other comprehensive income.

The Company’s “Investment in Companies Spun Off” largely consists of the right to receive the proceeds on exercise of Africo Resources Ltd. options granted to Rubicon personnel at the December 2006 plan of arrangement. Where these options expire or are forfeited, Rubicon will receive the underlying Africo shares at no cost.  As such, this investment is exposed to the same price risk as an investment in Africo shares would.  However, the maximum value to be received per option is the exercise price.  No early liquidation of this asset is possible.  Unrealized gains and losses on the Africo share value portion are reported in other comprehensive income.

Management considers the historical volatility of shares held to be an indicator of a reasonably possible change in value.  If the market prices for all shares held by the Company and the Africo shares underlying the Africo share rights, as described above, at period end, had increased or decreased by the weighted average volatility of 45% quarterly, then there would have been an increase or decrease in other comprehensive income of approximately $590,000.

6.	TEMPORARY INVESTMENTS

Temporary investments consist of banker’s acceptances maturing between October 8 and January 27, 2008 with an aggregate carrying value and market value of $15,212,537 at September 30, 2008 and effective interest rates between 2.81% and 3.00%.  Market value is determined from broker quotations. Subsequent to the period end, all temporary investments were converted to government of Canada treasury bills.

7.	PREPAID EXPENSES AND SUPPLIER ADVANCES

Prepaid expenses and supplier advances amounting to $140,992 include advances of $66,229 paid to exploration service firms.

8.	INVESTMENTS IN COMPANIES SPUN OFF

Investment in companies spun off consists of the net value of rights and obligations outstanding from options and warrants issued or revised at the December 2006 plan of arrangement.  The September 30, 2008, carrying value and fair value of $263,298 is entirely attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares where options expire or are forfeited unexercised.

9.	EQUIPMENT

			September 30 2008	December 31 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$162,526	$85,623	$76,903	$61,842
Field Equipment	8,876	666	8,210	-
Furniture and fixtures	89,771	54,366	35,405	27,505
Leasehold Improvements	12,291	4,609	7,682	10,447
Software	115,560	64,190	51,370	57,992

	$389,024	$209,454	$179,570	$157,786
10.	OTHER INVESTMENTS

Other investments are comprised of shares in public companies with aggregate carrying and market value of $1,332,970 (December 31, 2007 - $2,637,877).  Market values were based on quoted prices in an active market.  These shares were received pursuant to prior year spin-out transactions and as payments pursuant to mineral property option agreements.

11.	MINERAL PROPERTY INTERESTS

The following is a summary of changes in the principal property interests of the Company during the 9 month period.

Terminated Option Agreement with Agnico-Eagle Mines Ltd.

During 2005, the Company signed a letter agreement with Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) whereby Agnico-Eagle had the right to earn a 51% interest in the DMC property, totaling 130 claims.  On February 16, 2008, Agnico-Eagle terminated its option and returned full ownership of the property to the Company.

12.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	9 Months Ended September 30, 2008			Year Ended December 31, 2007
	Number of Shares	$		Number of Shares	$
Balance, beginning of period	147,871,501		103,572,229	76,810,525		47,991,901
Private placements (1)	-		(3,144)	26,265,462		24,165,197
Mineral properties	-		-	40,000,000		28,000,000
Stock options exercised (2)	113,700		155,349	1,547,374		1,476,765
Warrants, and agents options exercised	-		-	3,152,792		1,451,905
Flow-through renunciation (3)	-		(3,275,789)	-		-
Agent Commissions	-		-	393,262		700,006
Shares returned to treasury	-		-	(297,914)		(213,545)

Balance, end of period	147,985,201		100,448,645	147,871,501		103,572,229

(1)	Nil (2007 full year – 4,651,200) shares were issued under flow-through share purchase agreements.
Share issue costs in the period are late received costs from the November 2007 financing.
(2)	Inclusive of the original $57,750 (2007 full year - $377,399) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(3)
On February 28, 2008 the Company renounced $10.4 million in exploration expenditures to flow-through share investors and recorded the effect of the reduction in future tax deductible expenses as a $3,275,789 reduction in share capital and increase in future income taxes.   The Company offset the increase in future income taxes against previously unrecognized future tax assets, resulting in a recovery of future income tax expense of $3,275,789.

12.  SHARE CAPITAL (continued)
.
b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company (up to 12,578,742 options at September 30, 2008).  No specific vesting terms are required.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options.

	9 Months Ended September 30, 2008		Year Ended December 31, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of period (1)	3,328,250	0.87		3,798,748		0.73
Granted	1,617,500	1.03		1,260,000		1.09
Exercised	(113,700)	0.86		(1,547,374)		0.71
Expired/Cancelled	(61,250)	0.87		(183,124)		0.86

Outstanding at end of period (1)	4,770,800	0.93		3,328,250		0.87

(1)	At September 30, 2008, the weighted-average remaining contractual life of stock options outstanding is 2.86 years (2007 year end – 2.91).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	9 Months Ended September 30, 2008	Year Ended December 31, 2007
Risk-free interest rate (%)	3.28%	4.13%
Expected life (years)	5 years	5 years
Expected volatility (%)	64%	64%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted during the period was $0.59.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.
12.                  SHARE CAPITAL (continued)
.
c) Summary of stock options and warrants outstanding:

September 30, 2008
Type of Issue	Number Outstanding	Weighted Average Price (Rubicon Portion)		Weighted Average Life
Stock Options			$	Years
	100,000	0.44		1.92
	150,000	0.48		1.95
	200,000	0.56		2.21
	795,000	0.74		3.29
	20,000	0.76		5.06
	1,278,300	0.77		1.28
	130,000	0.79		1.25
	180,000	0.96		0.33
	1,490,000	1.04		4.35
	25,000	1.31		4.67
	57,500	1.46		4.61
	95,000	1.68		3.92
	150,000	1.90		3.75
	100,000	2.55		3.55
Total Stock Options	4,770,800	1.10		2.86

September 30, 2008
Type of Issue	Number Outstanding	Weighted Average Price		Weighted Average Life
Warrants			$	Years
	10,714,271	1.50		0.63
Total Warrants	10,714,271	1.50		0.63

d)       Summary of changes in contributed surplus:

	9 Months Ended September 30,2008	Year Ended December 31, 2007
Balance at beginning of period	$3,082,261	$2,547,075
Stock-based compensation - administration	689,351	576,606
Stock-based compensation - mineral property costs	201,932	335,979
Stock-based compensation - spun-off company options	15,893	-
Fair value of stock options allocated to shares issued on exercise	(57,750)	(377,399)
Balance at end of period	$3,931,687	$3,082,261

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2008	September 30, 2007
Accumulated other comprehensive income, beginning of period	$549,607	$-
Adjustment on adoption of new standard	-	208,553
Other comprehensive income (loss) for the period	(1,302,539)	687,100

Accumulated other comprehensive income, end of the period	$(752,932)	$895,653

Components of accumulated other comprehensive income, September 30.

Unrealized losses on temporary investments	$(15,402)	$(43,215)
Unrealized gains on investments in public company shares	(205,822)	1,496,851
Unrealized losses on the Company’s Africo share receivable	(531,708)	(557,983)

Accumulated other comprehensive income, September 30.	$(752,932)	$895,653

14.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2008, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $41,961 (2007 - $729,706).  As at September 30, 2008, this law firm is owed $nil (2007 - $91,324).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the December 2006 plan of arrangement.  Paragon shares offices and office expenses with Rubicon and has one common director and shared the CFO and office support staff.  In addition, the CEO of Paragon provided management services to Rubicon on a part time basis up until December 31, 2007.  On June 12, 2008, the Rubicon CFO ceased providing CFO services to Paragon and from that date Paragon ceased to be a related party of the Company.

15.	COMMITMENTS

a)
Pursuant to the McEwen agreement of May 2007, the Company became committed to spend $5 million on exploration on its Red Lake properties by May 18, 2008 and $5 million on its Alaska properties by May 18, 2009.  During the period, the Red Lake commitment was increased to $5.5 million by May 18, 2008 of which $nil was outstanding at period end and the Alaska commitment was decreased to $4.5 million, of which $nil was outstanding at period end.  The Company was also committed to spend $500,000 on its Nevada properties by May 18, 2008, of which $nil was outstanding at period end.

b)	At September 30, 2008, the Company has $164,908 (December 31, 2007 - $284,095) in remaining lease payments for the use of its Vancouver office to September, 2010.

c)
At September 30, 2008, the Company is committed to incur $nil (December 31, 2007 – $9,984,996) in eligible exploration expenditures by December 31, 2008, in order to complete obligations entered into pursuant to flow-through share purchase agreements.

15.            COMMITMENTS (continued)

d)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

16.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended September 30, 2008, the Company received common shares of other companies valued at $142,383 (2007 - $11,722) pursuant to the terms of property and joint venture agreements.  The Company has excluded from its investing cash flows $917,073 (2007 - $814,882) in accounts payable relating to mineral property costs.  Other non-cash investments included $201,932 (2007 - $89,688) recorded in property expenditures for stock based compensation awarded to personnel working on mineral properties.

17.	SUBSEQUENT EVENT

On October 30, 2008, the Company entered into an agreement with GMP Securities L.P. and a syndicate of agents in connection with a "best efforts" private placement of up to 4,500,000 flow-through common shares ("Flow-Through Shares") at an issue price of $1.35 per Flow-Through Share for proceeds of up to $6,075,000 and up to 5,500,000 common shares ("Common Shares") at $1.10 per Common Share for proceeds of up to $6,050,000.

In addition, the Agents shall have the option, exercisable until the Closing Date to sell up to an additional 1,800,000 Common Shares at a price of $1.10 per Common Share for additional gross proceeds of up to $1,980,000.

The agent related financing is subject to a 5.5% commission.

Contemporaneously with the closing of the offering, the Company intends to complete a non-brokered private placement of up to an additional 370,370 Flow-Through Shares at a price of $1.35 per Flow Through Share for aggregate gross proceeds of up to approximately $500,000 to certain insiders and employees of the Company and to certain other qualified investors.

Pursuant to the McEwen financing of May 2007, Robert McEwen and associated companies were granted the right to participate pro-rata in future financings.  It is not known at this time to what degree they will exercise this right, if at all.

The financing is subject to regulatory approval.